BRANDON J. CAGE

Assistant Vice President, Counsel

Law Department

Phone: 949-219-3943

Fax: 949-219-3706

Brandon.Cage@pacificlife.com

July 10, 2013

Deborah D. Skeens

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Separate Account A of Pacific Life Insurance Company (811-08946) Post-Effective Amendments to File Nos. 033-88458, 333-93059, 033-88460, 333-60833, 333-136597, 333-145822, 333-148865, 333-168284.

Separate Account A of Pacific Life & Annuity Company (811-09203) Post-Effective Amendments to File Nos. 333-71081, 333-122914, 333-107571, 333-136598, 333-148891, 333-160131, 333-168285.

Pacific Select Variable Annuity Separate Account of Pacific Life Insurance Company (811-05980) Post-Effective Amendment to File No. 033-32704.

Dear Ms. Skeens:

On behalf of Pacific Life Insurance Company (“Pacific Life”), Separate Account A of Pacific Life (811-08946), Pacific Select Variable Annuity Separate Account of Pacific Life (811-05980), Pacific Life & Annuity Company (“PLA”), Separate Account A of PLA (811-09203) (hereinafter collectively referred to as “Registrants”), set forth below are responses to Staff comments received June 28, 2013 in connection with the above referenced Post-Effective Amendments on Form N-4, filed May 16, 2013.

Staff Comments: Fees and Expenses – Guaranteed Protection Advantage 3 Select – Footnote (****) for Pacific Portfolios and Pacific Portfolios for Chase (033-88460).

1. The third sentence states that the “initial Guaranteed Protection Amount is equal to the initial Purchase Payment if purchased at Contract issue or is equal to the Contract Value if the Rider is purchased on a Contract Anniversary”. However, the optional Rider section that describes the Rider states that the Guaranteed Protection Amount includes the Adjusted Contract Value which is Contract Value less any Guaranteed Interest Option value. Please reconcile.

Response: We modified the first few sentences of the footnote as follows [modified disclosure is underlined for your reference]:

“If you buy Guaranteed Protection Advantage 3 Select, the annual charge is deducted from your Adjusted Contract Value on a quarterly basis. The quarterly charge is the charge percentage in effect for you (divided by 4) multiplied by the Guaranteed Protection Amount. The initial Guaranteed Protection Amount is equal to your initial Purchase Payment allocated to your Investment Options (excluding any amount allocated to a Guaranteed Interest Option) or is equal to the Adjusted Contract Value (the Contract Value less any Guaranteed Interest Option value) if the Rider is purchased on a Contract Anniversary. For a complete explanation of the Guaranteed Protection Amount, see OPTIONAL LIVING BENEFIT RIDERS – Guaranteed Protection Advantage 3 Select…”

2. Since the Guaranteed Protection Amount under this Rider does not include amounts allocated to the Guaranteed Interest Option, please confirm supplementally that the rider charge is not calculated based on amounts allocated to the Guaranteed Interest Option.

Response: We hereby confirm that the Rider charge calculation does not include amounts allocated to the Guaranteed Interest Option.

Staff Comment: General Comment.

3. Please explain supplementally your basis for including disclosure about restricting or rejecting Purchase Payments where those rights may not have been expressly reserved.

Response: We added the disclosure to the General Information subsections within the Overview and Other Optional Riders sections for more prominence. The right to restrict additional Purchase Payments is based on provisions contained in the new riders as well as existing riders, and is based on a right that is expressly reserved within such riders. The disclosure in the general information sections includes a cross reference where the potential restriction can be found within each rider.

Staff Comment: Tandy Representations.

The Registrants hereby acknowledge as follows: 1) the Commission Staff has not passed upon the accuracy or adequacy of the above referenced filings; 2) the review of the filings by the Commission Staff does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filings nor does it foreclose the Commission from taking any action with respect to the filings; and 3) the Registrants may not assert, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, that the Commission Staff reviewed these filings and provided comments to the Registrants or that the filings became automatically effective thereafter.

If you have any questions, please call me at (949) 219-3943. Thank you.

Sincerely,

/s/ BRANDON J. CAGE

Brandon J. Cage